UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Nordson Corporation

(Name of Issuer)

Common Shares, Without Par Value

(Title of Class of Securities)

655663 10 2 (CUSIP Number)

December 31, 2004

(Date of Event, Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (12-02)

CUSIP NO. 655663 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Russell Leroy Bauknight, CPA
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) N/A
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 3,344,109 6. Shared Voting Power 733,405 7. Sole Dispositive Power 3,344,109 8. Shared Dispositive Power 733,405

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,077,514
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
11.	Percent of Class Represented by Amount in Row (9) 11.19%
12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

Item 1	(a).	Name of Issuer: Nordson Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices: 28601 Clemens Road Westlake, Ohio 44145

Item 2	(a).	Name of Person Filing: Russell Leroy Bauknight, CPA

Item 2	(b).	Address of Principal Business Office or, if None, Residence: Bauknight, Pietras & Stormer P.A. P.O. Box 1330 Columbia, South Carolina 29202-1330

Item 2	(c).	Citizenship: United States of America.

Item 2	(d).	Title of Class of Securities: Common Shares, without par value.

Item 2	(e).	CUSIP Number: 655663 10 2

Item 3.	Rule 13d-1(b), or Rule 13d-2(b) or (c), Information: Not Applicable

Item 4.	Ownership

	(a)	Amount Beneficially Owned: 4,077,514

	(b)	Percent of Class: 11.19%

	(c)	Number of Shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 3,344,109[1]

		(ii)	Shared power to vote or to direct the vote: 733,405[2]

		(iii)	Sole Power to dispose or to direct the disposition of: 3,344,109[1]

		(iv)	Shared power to dispose or to direct the disposition of: 733,405[2]

Item 5.	Ownership of Five Percent or Less of a Class: Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: See Footnotes 1 and 2.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not applicable.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[1]	Upon the death of Evan W. Nord, Russell L. Bauknight succeeded Evan W. Nord as trustee of certain trusts identified in footnotes 1 and 2. On December 2, 2004, the trusts sold 30,025 shares in the aggregate. On December 7, 2004, the sold an additional 30,025 shares in the aggregate. On December 9, 2004, the trusts sold an additional 50,048 shares in the aggregate. On December 13, 2004, the trusts sold an additional 49,515 shares in the aggregate. Therefore, as of December 31, 2004, holds the following Common Shares and has sole voting power and sole investment power with respect to those Common Shares of each of the following trusts:

1.	Cynthia W. Nord Charitable Remainder Unitrust dated June 9, 1994 – 962,353 common shares

2.	Evan W. Nord Charitable Remainder Unitrust dated June 9, 1994 – 962,353 common shares

3.	Evan W. Nord Revocable Trust, dated July 6, 1994, as supplemented September 21, 1994 and November 18, 1994 – 357,194 common shares

4.	1997 Evan W. Nord Grandchild Trust No. 1 dated April 10, 1997 – 403 common shares

5.	1997 Evan W. Nord Grandchildren Trust dated September 8, 1997 – 788 common shares

6.	Evan W. Nord Trust FBO Bruce B. Nord dated June 2, 1987 – 30,023 common shares

7.	Evan W. Nord Trust FBO Ethan W. Nord dated June 2, 1987 – 30,023 common shares

8.	Evan W. Nord Trust FBO Kathleen N. Peterson dated June 2, 1987 – 30,023 common shares

9.	Evan W. Nord Trust FBO Eric T. Nord dated June 2, 1987 – 30,023 common shares

10.	Evan W. Nord Trust FBO Allyson M. Nord dated June 2, 1987 – 30,023 common shares

11.	Evan W. Nord Trust Agreement FBO Wiley Kennedy dated December 8, 1995 – 8,176 common shares

12.	2000 Irrevocable Trust Agreement of Evan W. Nord – 57,739 common shares

13.	2000 Charitable Remainder Trust No. 1 of Evan W. Nord – 38,490 common shares

14.	2000 Charitable Remainder Trust No. 2 of Evan W. Nord – 3,847 common shares

15.	2000 Charitable Remainder Trust No. 3 of Evan W. Nord – 3,847 common shares

16.	2000 Charitable Remainder Trust No. 4 of Evan W. Nord – 3,847 common shares

17.	2000 Charitable Remainder Trust No. 5 of Evan W. Nord – 3,847 common shares

18.	2000 Charitable Remainder Trust No. 6 of Evan W. Nord – 3,847 common shares

19.	2000 Charitable Remainder Trust No. 7 of Evan W. Nord – 3,847 common shares

20.	2000 Charitable Remainder Trust No. 8 of Evan W. Nord – 3,847 common shares

21.	2000 Charitable Remainder Trust No. 9 of Evan W. Nord – 3,847 common shares

22.	2000 Charitable Remainder Trust No. 10 of Evan W. Nord – 3,847 common shares

23.	2000 Charitable Remainder Trust No. 11 of Evan W. Nord – 3,847 common shares

24.	2000 Charitable Remainder Trust No. 12 of Evan W. Nord – 3,847 common shares

25.	2000 Charitable Remainder Trust No. 13 of Evan W. Nord – 3,847 common shares

26.	2000 Charitable Remainder Trust No. 14 of Evan W. Nord – 3,847 common shares

27.	2000 Charitable Remainder Trust No. 15 of Evan W. Nord – 3,847 common shares

28.	2000 Charitable Remainder Trust No. 16 of Evan W. Nord – 3,847 common shares

29.	2000 Charitable Remainder Trust No. 17 of Evan W. Nord – 3,847 common shares

30.	2000 Charitable Remainder Trust No. 18 of Evan W. Nord – 3,847 common shares

31.	2000 Charitable Remainder Trust No. 19 of Evan W. Nord – 3,847 common shares

32.	2000 Charitable Remainder Trust No. 20 of Evan W. Nord – 3,847 common shares

Additionally, Evan W. Nord had testamentary power of appointment over 1,524,220 shares held by the Walter G. Nord Testamentary Trust. Evan W. Nord exercised this power of appointment in his will such that these shares were apportioned into a total of ten (10) individual trusts for the benefit of Evan W. Nord’s lineal descendants. After the sales referenced in Footnote 1, in five (5) of these trusts, Russell L. Bauknight, as of December 31, 2004, is the sole trustee with sole investment power and sole voting power with respect to 733,405 shares for the following trusts: (1) Evan W. Nord Trust for Lineal Descendants FBO Allyson N. Wandtke dated May 25, 1995; (2) Evan W. Nord Trust for Lineal Descendants FBO Kathleen N. Peterson dated May 25, 1995; (3) Evan W. Nord Trust for Lineal Descendants FBO Ethan W. Nord dated May 25, 1995; (4) Evan W. Nord Trust for Lineal Descendants FBO Eric T. Nord dated May 25, 1995; and (5) Evan W. Nord Trust for Lineal Descendants FBO Bruce B. Nord dated May 25, 1995. The other five (5) trusts holding the remaining 733,405 shares are discussed in Footnote 2 herein.

[2]	As stated in Footnote 1, Evan W. Nord had testamentary power of appointment over 1,524,220 shares held by the Walter G. Nord Testamentary Trust. Evan W. Nord exercised this power of appointment in his will such that these shares were apportioned into a total of ten (10) individual trusts for the benefit of Evan W. Nord’s lineal descendants. After the sales referenced in Footnote 1, in five (5) of these trusts, Russell L. Bauknight and Case Western Reserve University, as of December 31, 2004, are co-trustees that have shared voting power and shared investment power with respect to 733,405 shares for the following trusts: (1) Evan W. Nord Charitable Remainder Unitrust FBO Eric Nord and Charitable Purposes dated June 1, 1993, as supplemented on July 28, 1994 and May 26, 1995; (2) Evan W. Nord Charitable Remainder Unitrust FBO Ethan Nord and Charitable Purposes dated June 1, 1993, as supplemented on July 28, 1994 and May 26, 1995; (3) Evan W. Nord Charitable Remainder Unitrust FBO Bruce Nord and Charitable Purposes dated June 1, 1993, as supplemented on July 28, 1994 and May 26, 1995; (4) Evan W. Nord Charitable Remainder Unitrust FBO Kathleen Peterson and Charitable Purposes dated June 1, 1993, as supplemented on July 28, 1994 and May 26, 1995; and (5) Evan W. Nord Charitable Remainder Unitrust FBO Allyson N. Wandtke and Charitable Purposes dated June 1, 1993, as supplemented on July 28, 1994 and May 26, 1995.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 17, 2005
(Date)

/s/ Russell L. Bauknight
(Signature)

Russell L. Bauknight, CPA
(Name and Title)

5